July 8, 2005

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Oakmont Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 30, 2005

File No. 333-124621

Dear Mr. Reynolds:

On behalf of Oakmont Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 7, 2005, with respect to the above-referenced filing. Courtesy copies of this letter have been faxed to the Staff’s examiners.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Note 2 – Proposed Public Offering, F-8

1.	We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all of the material terms of the UPO, including who has the rights to convert (i.e. the holder or the company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the UPO.

The Company proposes that the second paragraph of Note 2 on page F-8 of the financial statements be replaced with the following paragraph:

In addition, the Company has agreed to sell to Morgan Joseph & Co., for $100, an option to purchase up to a total of 720,000 units. The units issuable upon exercise of this option are identical to those offered by this prospectus, except that each of the warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $5.70. This option is exercisable at $7.50 per unit commencing on the later of the consummation of a business combination and one year from the date of this prospectus and expiring five years from the date of this prospectus. In lieu of exercise, the option may be converted into units (i.e. a “cashless exercise”) to the extent that the market value of the units at the time of conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder.

John Reynolds

July 8, 2005

In addition, the Company proposes that the paragraph on page 42 of Amendment No. 2 to the Registration Statement on Form S-1 under the heading “Purchase Option” be replaced with the following paragraph:

We have agreed to sell to Morgan Joseph & Co., for $100, an option to purchase up to a total of 720,000 units. The units issuable upon exercise of this option are identical to those offered by this prospectus, except that each of the warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $5.70. The option may only be exercised or converted by the option holder. This option is exercisable at $7.50 per unit, and may be exercised on a cashless basis, commencing on the later of the consummation of a business combination and one year from the date of this prospectus and expiring five years from the date of this prospectus. For purposes of determining the reasonableness of underwriting compensation received by the underwriters in connection with the offering pursuant to Rule 2710(c)(3) of the NASD Conduct Rules (which also includes cash compensation received by the underwriters in the form of the underwriting discount), the NASD has deemed the purchase option and the 720,000 units, the 720,000 shares of common stock and the 1,440,000 warrants underlying such units, and the 1,440,000 shares of common stock underlying such warrants, to be “non-cash compensation” paid by the Company to the underwriters in connection with the offering, and are therefore subject to a 180-day lock-up pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. Additionally, the purchase option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of this prospectus. However, the purchase option may be transferred to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

2.	Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financials statement. Please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

The Company respectfully advises that it intends to account for the sale of the underwriters’ purchase option (UPO) in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the UPO will be the date of the public offering. Following the guidance in Issue 2, the UPO equity instrument will be accounted for in the same manner as the underwriters’ discount which is paid in cash. In accordance with SAB Topic 5A, such costs will be charged against the proceeds of the related offering.

The Company further respectfully advises that it will account for the sale of the UPO as an equity transaction in accordance with EITF 00-19. Such treatment is in accordance with current authoritative guidance because, as noted in EITF 00-19, paragraph 8, contracts that require physical settlement or net-share settlement should be accounted for as equity. The Company also meets the additional requirements for equity accounting described in EITF 00-19 as follows:

(1)	The contract permits the company to settle in unregistered shares.

The Company is only required to use its “best efforts” to have this registration statement (which also registers the shares underlying the UPO) declared effective.

(2)	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has 33 million authorized but unissued shares of common stock and the amount of shares of common stock underlying all proposed issuances, options and warrants is 26.16 million (or 29.76 million if the UPO is exercised in full).

(3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The maximum number of units to be issued under the UPO is 720,000.

(4)	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

There is no such provision in the UPO.

John Reynolds

July 8, 2005

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(5)	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There is no such provision in the UPO.

(6)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There is no net-cash provision in the UPO.

(7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There is no such provision in the UPO.

(8)	There is no requirement in the contract to post collateral at any point or for any reason.

There in no such provision in the UPO.

Because the sale of the UPO will be accounted for as an equity transaction, there will be no financial statement entries resulting from the sale other than to record the receipt of the $100 purchase price. The Company has determined, based upon a Black-Scholes model, that the fair value of the UPO on the date of sale would be approximately $513,410. The following assumptions were taken into account:

(1)	The UPO exercise price is $7.50 per unit.

(2)	The purchase price of a unit sold to the public in the offering is $6.00.

(3)	The expected life of the UPO is four years (although the Company may liquidate in 18 months, thereby ending the option’s viability).

(4)	A volatility calculation of 18.5%. In arriving at this percentage, the Company referred to the Russell 2000 Index, because the Company does not have a trading history, and the Company believes that the companies which comprise this index are generally within the target market for its proposed acquisition.

(5)	A risk-free interest rate of 3.58%. This interest rate is the same as the four-year treasury yield rate, which equals the expected life of the UPO.

* * * * *

Thank you for your assistance in this matter. Please feel free to call me at 212-547-5336 if you have any questions about this letter.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

Cc:	William Bennett

Angela Halac

Michael C. Azar

Robert J. Skandalaris

Michael Powell

Douglas Haas, Esq.

Patricia A. Baldowski